

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via Email
Ms. Ita M. Brennan
Chief Financial Officer
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

> **Re:** **Infinera Corporation**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the quarter ended June 25, 2011**
> **Filed August 2, 2011**
> **File No. 001-33486**

Dear Ms. Brennan:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2010

12. Legal Matters, 101

1. Please refer to the Cheetah litigation. We note that you are "unable to predict the likelihood of an unfavorable outcome." Tell us why this conclusion complies with the disclosure requirements of ASC 450-20-50.

Ms. Ita M. Brennan
Infinera Corporation
August 4, 2011
Page 2

Form 10-Q for the Quarterly Period Ended June 25, 2011

1. Basis of Presentation, page 6

2. Please refer to the last paragraph. If true, disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at 202-551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director